EXHIBIT 99.3


Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom")

Vodacom Group (Pty) Limited interim results for the six months ended September 30, 2004

COMMENTARY
Vodacom Group (Proprietary) Limited ("Vodacom" or "Vodacom Group") (unlisted), South Africa's largest mobile communications group, in which Telkom has a 50.0% holding, announced interim results for the six months ended September 30, 2004. Revenue increased by 20.3% to R13,594 million (US$2,102 million), EBITDA increased 13.4% to R4,192 million (US$648 million) and profit before tax increased 18.7% to R2,555 million (US$395 million) in the six months ended September 30, 2004 compared to the six months ended September 30, 2003.

GROUP INTERIM FINANCIAL HIGHLIGHTS
o  Group revenue up 20.3% to R13.6 billion
o  Group EBITDA up 13.4% to R4.2 billion
o  Group cash flow from operations up 28.7% to R3.8 billion
o  Interim dividend of R1.6 billion

OPERATING HIGHLIGHTS
o  Group total customers up 40.6% to 13.5 million
o  Group capex as a percentage of revenue at 10.4%
o  Group customers per employee improved by 28.7% to 2,751
o  Acquired Smartcom (Pty) Limited and consolidated for the first time
o  Secured access to Vodafone Live! through Vodafone Affiliate Partner agreement
o  3G rollout well under way


SOUTH AFRICA
Customers
The South African customer base increased by 33.1% to 11.3 million (September 30, 2003: 8.5 million) compared to the six months ended September 30, 2003, again reinforcing Vodacom's consistently bullish view of this market. The majority of the growth came from the prepaid market although remarkable growth was also achieved in the contract market. The number of prepaid customers increased by 33.5% to 9.7 million, while the number of contract


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customers increased by 32.0% to 1.6 million. The substantial increase in gross contract connections of 174.5% was fuelled by the new "Top-Up" product and increased connection incentive levels. These increased incentives and the volume of new gross connections managed to strengthen Vodacom's market position but negatively impacted margins. The strong growth in customers was a direct result of the high number of gross new connections achieved of 2.7 million, coupled with low churn in both the contract base and prepaid base of 8.6% and 21.9% respectively.


ARPU
The developing market as reflected in the prepaid base has been a driving force behind market penetration in South Africa and made up 88.7% (September 30, 2003:
95.0%) of all gross connections. However, a record number of gross contract connections of 302,000 were achieved because of the migration of higher-end prepaid customers to contracts coupled with the new "Top-Up" product and higher incentives. ARPU decreased 7.8% to R165 (September 30, 2003: R179) per month in the six months ended September 30, 2004 compared to the six months ended September 30, 2003 due to the continued dilution of ARPU caused by the higher proportion of new, lower ARPU prepaid connections. Contract customer ARPU has decreased by 3.9% to R637 (September 30, 2003: increased 8.3% to R663) compared to the six months ended September 30, 2003 due to the migration of prepaid customers and the success of the "Top-Up" product at the lower end of the contract market, while prepaid customer ARPU decreased by 9.2% to R79 (September 30, 2003: 1.1% to R87) per customer per month.

Churn
Due to the high cost of acquisition in the highly developed contract market, Vodacom's focus on upgrade and retention policies ensured the further decrease in contract churn to the lowest level in Vodacom's history of 8.6% in the six months ended September 30, 2004 (September 30, 2003: 10.8%). The lower prepaid churn experienced of 21.9% (September 30, 2003: 44.1%) is due mainly to changes to the disconnection policy governing prepaid customers.

Traffic
Total traffic on the network, excluding national and international roaming traffic, has increased 20.4% to 7.0


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billion minutes (September 30, 2003: 5.8 billion) in the six months ended
September 30, 2004 compared to the six months ended September 30, 2003. This growth was mainly due to the 33.1% growth in the total customer base in the same period to 11.3 million as at September 30, 2004. Also evident was continued fixed for mobile call substitution, with mobile to mobile traffic increasing by 29.9% compared to the six months ended September 30, 2003 while mobile to fixed and fixed to mobile traffic decreased by 0.8% compared to the six months ended September 30, 2003.

Operational
The signing of the Vodafone Affiliate Partner agreement announced on November 3, 2004 promises to provide Vodacom with a distinct competitive advantage in the mobile content arena. In terms of the agreement Vodacom will have access to the full Vodafone Live! offering. Vodacom intends to launch commercial 3G service on December 1, 2004 and rollout of the infrastructure is commencing on schedule.

Vodacom's mobile content portal, Vodacom4me, has experienced its highest growth ever in August 2004 and the number of registered users now stands at more than 320,000. Several new products and services were introduced during the six months ended September 30, 2004, with the focus being on prepaid product offerings, which included fully itemised billing, prepaid passport, a new 4U Super Six starter pack, enhanced Vodago Super Six starter pack and airtime transfer.

As part of Vodacom's pledge to provide for the unique requirements of its specific needs customers, Vodacom now provides blind and visually impaired customers the ability to interact with Vodacom through a dedicated multi-channel contact centre, and a speaking phone that, for the first time, enables blind and visually impaired customers to use the full set of features and functionality of modern mobile phones. Vodacom aims to be at the forefront of innovation by enabling wireless application service providers to easily develop applications on the Vodacom network, and 125 wireless application service provider agreements have been signed to date.

Regulatory
Vodacom utilises and will continue to utilise 1800 mHz and 3G spectrum in terms of temporary commercial licences


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granted by ICASA, pending finalisation of the 1800 mHz and 3G spectrum licence obligations.

During September 2004 the Minister of Communications published a number of determinations that provided for far-reaching and broad deregulation of the industry. In terms of these determinations, mobile operators will be allowed to self-provide and/or obtain facilities from any person or organisation. Value-added service providers will be allowed to carry voice traffic using any protocol, obtain facilities from any person as well as sublet, resell and share spare capacity. Fixed-line operators will also be allowed to share and resell spare capacity. Vodacom is assessing the impact of these determinations and is developing strategies to best deal with the changes and to take advantage of any opportunities. However, Vodacom is awaiting further clarification in the form of legislation before acting prematurely.

The 4th draft of the ICT BEE Charter released on August 26, 2004 to the ICT industry called for final comments on the process by September 15, 2004. Vodacom is actively participating and contributing to this important process and has submitted extensive comments as well as engaging directly with Government together with other regulated companies.

Market share
The South African cellular industry has grown by more than 10% in the last six months. Vodacom has retained its leadership in the highly competitive South African market with an estimated 56% market share as at September 30, 2004 despite strong competition. Although Vodacom has been highly successful in defending and extending its market share, the competitiveness in the market and the sheer volume of gross connections have inevitably resulted in margin squeeze.

OTHER AFRICAN OPERATIONS
This was an exciting six months for Vodacom's other African investments. Vodacom Tanzania entrenched its position as market leader by further extending its market share to 58% at September 30, 2004. The Tanzanian market remains highly competitive but with mobile penetration estimated at a mere 4.0% of the population, it still promises significant further potential. Vodacom Tanzania increased its customer base by 76.0% to 952,000 (September 30, 2003: 76.9% to


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541,000) as at September 30, 2004 compared to September 30, 2003.

Vodacom Congo has grown its market share to 48% at September 30, 2004. The DRC has the lowest estimated mobile penetration of all Vodacom's operations at 3.3% of the population at September 30, 2004. Vodacom consequently expects substantial further growth from this market. Vodacom Congo increased its customer base by 97.2% to 903,000 (September 30, 2003: 222.5% to 458,000) at
September 30, 2004 compared to September 30, 2003.

Vodacom Lesotho has positioned itself well to minimise the impact of competitive activity and has maintained its 80% market share at September 30, 2004. Vodacom Lesotho had 122,000 customers as at September 30, 2004. Mobile penetration in Lesotho is now estimated at 7.2% and is not expected to increase significantly in the near term.

The latest of Vodacom's African investments, Vodacom Mozambique, is slowly making inroads into the market against a strong and established competitor. Vodacom Mozambique had 164,000 customers as at September 30, 2004. Market share is estimated at 24% and mobile penetration at 3.8%. The financial results of Vodacom's operations are analysed in more detail in the segmental commentary of this report.


GROUP FINANCIAL REVIEW
Two significant accounting changes need to be taken into account when analysing Vodacom's results for the six months ended September 30, 2004. Firstly, with effect from April 1, 2004, Vodacom Congo meets the definition of a subsidiary because certain clauses granting the outside shareholders participating rights have been removed from the shareholders' agreement and is consequently fully consolidated in the Group annual financial statements. Prior to this date, the Group proportionally consolidated 51% of the results of Vodacom Congo. Any comparison of consolidated numbers with prior periods will therefore be distorted since prior periods will reflect only 51% of Vodacom's revenues, expenses and balance sheet, whereas the current period reflects 100%. To facilitate a better comparison of numbers with prior periods, adjusted consolidated revenue, adjusted profit from operations, EBITDA and adjusted capital expenditure figures are


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presented in the segmented analysis below, which reflect 100% of Vodacom Congo for the prior periods presented.

Secondly, International Accounting Standard 36 - Impairment of Assets ("IAS 36"), has resulted in an impairment charge to the assets of Vodacom Mozambique of R237 million, which has been included as a separate line item in the income statement for the six months ended September 30, 2004. IAS 36 requires Vodacom to recognise an impairment loss to the extent that Vodacom Mozambique's assets' carrying values exceeded their recoverable amounts, which is defined as the higher of the net present value of expected future cash flows and the fair value less cost of disposal. Vodacom Mozambique has consequently impaired the assets to their estimated fair value less cost of disposal, which was R237 million less than the book values at September 30, 2004.

The standard requires expected future pre-tax cash flows to be discounted at a rate commensurate with the riskiness of the assets producing the cash flows. Because of the high perceived risk of assets in Mozambique, this discount rate is relatively high. The high discount rate used and the substantial capital outlay required at the beginning of the project resulted in the calculated net present value of expected future cash flows being lower than the expected fair value less cost of disposal.

The results of the South African operations have been impacted by two main factors, both of which have had a negative impact on margins. Firstly, the continuing trend of fixed-mobile substitution has seen Vodacom's net interconnect revenue decline further because of increased interconnect cost. Interconnect costs increased because the cost of terminating calls on other mobile networks is much higher than the cost of terminating calls on Telkom's fixed-line network. Secondly, the higher levels of incentives paid for the higher volume of gross contract connections has led to higher customer acquisition costs and further margin pressure. Despite these factors, the Vodacom Group achieved strong results in an ever more competitive environment.


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REVENUE
In ZAR millions
                                        Six months ended September 30,
                                           2002         2003        2004
                                    (unaudited)  (unaudited) (unaudited)
Airtime, connection                       5,061        5,974       7,823
and access(1)
Data revenue(2)                             n/a          512         586
Interconnection                           2,555        2,814       2,940
Equipment sales                           1,305        1,514       1,681
International                               343          310         436
airtime(1)
Other sales and                             177          172         128
services
                                          9,441       11,296      13,594

REVENUE
In ZAR millions
                                          Six months ended September 30,
                                              % change          % change
                                               2003/02           2004/03
Airtime, connection                               18.0              31.0
and access(1)
Data revenue(2)                                    n/a              14.5
Interconnection                                   10.1               4.5
Equipment sales                                   16.0              11.0
International                                    (9.6)              40.6
airtime(1)
Other sales and                                  (2.8)            (25.6)
services
                                                  19.6              20.3



Notes:
1. An amount of R160 million, previously included under international airtime, has been reallocated to airtime, connection and access in the six months ended 2003. No reallocation has been done for the six months ended September 30, 2002.
2. Vodacom changed its classification of revenue to enable separate identification of data during the prior financial period. Data revenue is included in airtime, connection and access in the six months ended September 30, 2002 and has been reallocated in the six months ended September 30, 2003.During the six months ended September 30, 2002 and 2003, 51% of Vodacom Congo was proportionally consolidated


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in the Group financial statements. Effective April 1, 2004 Vodacom Congo is being fully consolidated as a subsidiary after certain clauses granting the outside shareholders participating rights have been removed from the shareholders' agreement. Consequently the table above reflects 100% of Vodacom Congo for the six months ended September 30, 2004 and only 51% in the prior periods.

Airtime, connection and access
Vodacom's airtime, connection and access revenue increased 31.0% to R7,823 million (September 30, 2003: 18.0% to R5,974 million) in the six months ended September 30, 2004 compared to the six months ended September 30, 2003, primarily due to the increase in the number of Vodacom's customers and because of the consolidation of Vodacom Congo from April 1, 2004. Total customers increased 40.6% (September 30, 2003: 25.1%) due to strong prepaid and contract customer growth in South Africa and significant prepaid customer growth in Vodacom's other African operations.

Data revenue - geographical split
In ZAR millions
                               Six months ended September 30,
                      2003         2004      % of        % of             %
                                             total       total       change
               (unaudited)  (unaudited)       2003        2004      2004/03
South Africa           462          542       90.2        92.5         17.3
Tanzania                48           35        9.4         6.0       (27.1)
Lesotho                  2            4        0.4         0.7        100.0
DRC                      -            4          -         0.7            -
Mozambique               -            1          -         0.1            -
                       512          586      100.0       100.0         14.5


Vodacom's data revenue increased 14.5% to R586 million (September 30, 2003: R512 million) in the six months ended September 30, 2004 compared to the six months ended September 30, 2003 mainly due to SMS traffic growth. Vodacom transmitted 1,123 million SMSs (September 30, 2003: 908 million) over its South African network during the six months ended September 30, 2004, up 23.7% compared to the six months ended September 30, 2003. The number of MMS capable handsets on the network as at September 30, 2004 was materially up at 1,180,238 (September 30, 2003: 236,987) sending on average 621,000 MMS messages per month.


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Data revenue contributed 4.3% of total revenue for the six months ended
September 30, 2004 (September 30, 2003: 4.5%). The decrease in data revenue in Vodacom Tanzania of 27.1% in the six months is due to aggressive pricing by competitors which resulted in lower usage by Vodacom's customers. Vodacom Tanzania has subsequently matched the competitors' lower tariffs, which has stabilised usage, but has had a negative effect on revenue.

Data revenue in Vodacom Congo, Vodacom Lesotho and Vodacom Mozambique is very small but growing.

Interconnection
Vodacom's interconnection revenue increased 4.5% to R2.9 billion (September 30, 2003: 10.1% to R2.8 billion) in the six months ended September 30, 2004 compared to the six months ended September 30, 2003 primarily due to an increase in the number of calls terminating on Vodacom's network as a result of the increased number of Vodacom customers and mobile users generally in all operations during the period. However, significantly offsetting this and thereby inhibiting growth in interconnection revenue was a 0.4% decrease in traffic originating from Telkom and terminating on Vodacom's network compared to the six months ended September 30, 2003 caused by the changing call patterns of mobile users in South Africa.

Equipment sales
Vodacom's revenue from equipment sales, which yields low margins, increased by 11.0% to R1.7 billion (September 30, 2003: 16.0% to R1.5 billion) in the six months ended September 30, 2004 compared to the six months ended September 30, 2003. The growth in equipment sales was primarily due to growth of Vodacom's customer base and the continued uptake of new handsets in South Africa fuelled by Vodacom's successful strategic drive to increase access in the South African market. Sales were further fuelled by cheaper Rand prices of handsets coupled with the added functionality of the new phones, such as built-in digital cameras and colour screens.

International airtime
International airtime increased 40.6% to R436 million (September 30, 2003: R310 million) in the six months ended September 30, 2004 compared to the six months ended September 30, 2003, primarily as a result of a healthy increase in international airtime revenue in Vodacom South


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Africa and Vodacom Congo. International airtime comprises of international calls by Vodacom customers, roaming revenue from Vodacom's customers making and receiving calls while abroad and revenue from international customers roaming on Vodacom's networks.

Other sales and services
Other sales and services includes revenue from non-core operations such as income from Vodacom's cell captive insurance scheme and decreased by 25.6% (September 30, 2003: decreased by 2.8%) to R128 million primarily because of the reallocation of value-added services revenue, which was previously included under other sales and services to airtime connection and access, offset to some extent by other sales and services revenue received in Smartcom (Pty) Limited.

OPERATING EXPENSES
In ZAR millions
                                      Six months ended September 30,
                                       2002         2003         2004
                                (unaudited)  (unaudited)  (unaudited)
Depreciation and                      1,189        1,247        1,655
amortisation
Payments to other                       983        1,379        1,804
network operators
Other direct network                  4,338        5,013        6,068
operating costs(1)
Staff expenses                          502          632          760
Marketing and                           365          345          393
advertising expenses
General                                 234          300          409
administration
expenses
Other operating                         (8)         (71)         (33)
income
                                      7,603        8,845       11,056


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OPERATING EXPENSES
In ZAR millions
                                   Six months ended September 30,
                                           % change          % change
                                            2003/02           2004/03
Depreciation and                                4.9              32.7
amortisation
Payments to other                              40.3              30.8
network operators
Other direct network                           15.6              21.1
operating costs(1)
Staff expenses                                 25.9              20.3
Marketing and                                 (5.5)              13.9
advertising expenses
General                                        28.2              36.3
administration
expenses
Other operating                               787.5            (53.5)
income
                                               16.3              25.0

Note:
1. Direct network operating costs less payments to other operators.
During the six months ended September 30, 2002 and 2003, 51% of Vodacom Congo was proportionally consolidated in the Group financial statements. Effective April 1, 2004 Vodacom Congo is being fully consolidated as a subsidiary after certain clauses granting the outside shareholders participating rights have been removed from the shareholders' agreement. Consequently the table above reflects 100% of Vodacom Congo for the six months ended September 30, 2004 and only 51% in the prior periods.

Depreciation and amortisation
Vodacom's depreciation and amortisation increased by 32.7% to R1,655 million (September 30, 2003: R1,247 million) in the six months ended September 30, 2004 compared to the six months ended September 30, 2003. The biggest contributing factor to the increase in depreciation and amortisation has been the impairment of Vodacom Mozambique's assets amounting to R237 million. The impairment has been included under depreciation and amortisation for purposes of the above analysis but has been shown as a separate line item in the income statement in terms of IAS 36. Excluding this change, the increase in the depreciation and amortisation would have been 13.7% compared to the six


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months ended September 30, 2003. Although Vodacom's biggest capital investments have already been made in South Africa the more aggressive rollout of infrastructure and the amortisation of intangible assets in Smartcom and Smartphone have caused an increase in South African depreciation and amortisation. The strengthening of the Rand against most other currencies again resulted in depreciation on foreign-denominated capital expenditure in Vodacom's African operations being translated at a lower exchange rate than in the past, which translation saving contributed to only a marginal increase in the depreciation charge in Vodacom's other African operations in the six months ended September 30, 2004.

Payments to other network operators
Vodacom's payments to other network operators increased by 30.8% to R1,804 million (September 30, 2003: R1,379 million) in the six months ended September 30, 2004 compared to the six months ended September 30, 2003 as a result of increased outgoing traffic and the increased amount of outgoing traffic terminating on other mobile networks, rather than on Telkom's fixed-line network. As the cost of terminating calls on other mobile networks is materially higher than calls terminating on Telkom's fixed-line network, and as mobile substitution increases with the increasing number of total mobile users in South Africa, interconnection charges should also continue to increase and continue to put pressure on profit margins.

Other direct network operating expenses
Other direct network expenses increased by 21.1% in the six months ended September 30, 2004 compared to the six months ended September 30, 2003 to R6.1 billion (September 30, 2003: R5.0 billion) in line with the record number of customer connections and the growth in revenues. Other direct network expenses include the cost to connect customers onto the network and are incurred to support growth in revenues and comprise cost of goods sold, commissions, customer retention expenses, regulatory and licence fees, distribution expenses and site and maintenance costs. These costs have increased mainly because of the increase in the volume of gross contract customer connections.

Staff expenses
Staff expenses increased by 20.3% to R760 million
(September 30, 2003: R632 million) in the six months ended


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September 30, 2004 compared to the six months ended September 30, 2003 primarily as a result of an increase in headcount to support the growth in operations of 9.2% compared to the six months ended September 30, 2003 (September 30, 2003:
1.2%), an increase in the provision for Vodacom's deferred bonus incentive scheme as well as an average group-wide salary increase of 8%. Total headcount in Vodacom's South African operations increased by 3.7% compared to the six months ended September 30, 2003 (September 30, 2003: remained constant) primarily because of the acquisition of Smartphone SP (Pty) Limited and Smartcom
(Pty) Limited earlier this year. Total headcount in Vodacom's other African operations increased by 41.8% to 915 compared to the six months ended September 30, 2003 (September 30, 2003: increased 62.5% to 645) in order to meet the demands of the rapid expansion of these operations. Employee productivity has shown a marked improvement in all of Vodacom's operations, as measured by customers per employee, increasing on an overall basis by 28.7% to 2,751 customers per employee (September 30, 2003: 2,137).

Marketing and advertising
Marketing and advertising expenses increased by 13.9% to R393 million (September 30, 2003: R345 million) in the six months ended September 30, 2004 compared to the six months ended September 30, 2003, driven mainly by an intensified marketing drive in South Africa, marginal increases in Rand terms in Vodacom Tanzania, Vodacom Congo (excluding the effect of consolidating the full expense) and Vodacom Lesotho, coupled with the marketing expenses related to establishing Vodacom Mozambique.

General administration expenses
General administration expenses increased by 36.3% to R409 million (September 30, 2003: R300 million) compared to the six months ended September 30, 2003. General administration expenses comprise a number of expenses including accommodation, information technology costs, office administration, consultants' expenses, social economic investment and insurance. The increase is mainly as a result of the continued expansion drive into Africa, particularly in the DRC, which requires expenses relating to assignees on secondments and high overhead costs such as accommodation, insurance and consulting fees.

Other operating income


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Other operating income comprises income of a nature that Vodacom does not view as part of Vodacom's core activities, and is therefore shown separately. Other operating income decreased by 53.5% to R33 million (September 30, 2003: R71 million) compared to the six months ended September 30, 2003.

FUNDING
Summary of net debt and maturity profile
In ZAR millions
                                            September 30, 2004
                                               (unaudited)

                             2005   2006   2007    2008    2009   2010   Total
South Africa -                 38     64     95     134     168    376     875
Finance  leases,
ZAR denominated
Tanzania -                      -      -      -       -       -     82      82
outside shareholders, ZAR
denominated
Tanzania -                     82     96    120      28       -      -     326
project finance,
various
denominated
DRC - medium-term
loan,
Euro denominated              609    545      -      --       -      -   1,154
DRC - preference              238      -      -       -       -      -     238
share liability,
US$ denominated
DRC - other
short-term loans,
US$ denominated                 7      -      -       -       -      -       7
Vodacom Lesotho
minority
shareholders'
loan,
Maluti                          4      -      -       -       -      -       4
denominated
Debt excluding                978    705    215     162     168    458   2,686
bank overdrafts
Less: Net bank                                                           (754)
and cash balances
Net debt                                                                 1,932


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Vodacom's consolidated net debt position has decreased considerably to R1,932 million as at September 30, 2004 (September 30, 2003: R2,620 million) despite the full consolidation of Vodacom Congo's debts in the current period compared to only 51% in the six months ended September 30, 2003. The Group's net debt to EBITDA ratio was 23.0% as at September 30, 2004 (September 30, 2003: 35.1%). However, this reflects the Group's net debt position before settlement of the R1.6 billion dividend paid on October 1, 2004. If dividends payable was included in net debt, Vodacom's net debt to EBITDA ratio would increase to 42.1% (September 30, 2003: 35.1%). Vodacom's net debt to equity ratio improved to 26.4% as at September 30, 2004 (September 30, 2003: 34.5%). Inclusive of the R1.6 billion interim dividend payable, Vodacom's net debt to equity ratio as at September 30, 2004 was 48.2% (September 30, 2003: 34.7%).

The improvement in net debt was principally the result of strong cash generation in Vodacom's South African operations. Changes in interest-bearing debt were brought about primarily as a result of further drawdowns of South African guaranteed credit facilities in Vodacom Congo and Vodacom Mozambique as well as the payment of the final 2004 dividend in Vodacom Group.

Vodacom Tanzania is in the process of restructuring current project finance debt and although Vodacom Congo is currently dependent on South African support, management is confident that the more predictable business case and stable shareholder environment will make project financing for the operation possible. Vodacom Mozambique and Vodacom Lesotho are expected to remain dependent on South Africa for the medium term.

The Group had a positive free cash flow before shareholder distributions (before dividends paid and shareholder interest but after external financing costs paid) and financing activities (after financing costs) of R826 million for the six months ended September 30, 2004 (September 30, 2003: R825 million). Free cash flow growth was negatively impacted by an increase in tax paid of 78.9% to R1,408 million (September 30, 2003: R787 million), an increase in cash utilised in investing activities of 30.9% to R1,641 million (September 30, 2003: R1,254 million), offset by an increase in cash generated from operations of 28.7% to R3.8 billion (September 30, 2003: R3.0 billion).


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The increase in tax paid is due to the significant increase in STC paid in the six months ended September 30, 2004 compared to the six months ended September 30, 2003 because of higher dividend payments as well as higher South African normal tax paid. Management expects strong cash generation for the remainder of the financial year.

REVENUE
Geographical split (adjusted)
In ZAR millions
                                             Six months ended September 30,
                                              2002         2003         2004
                                       (unaudited)  (unaudited)  (unaudited)
South Africa                                 8,892       10,605       12,420
Tanzania                                       408          431          472
DRC1                                           186          402          594
Mozambique                                       -            -           43
Lesotho                                         46           55           65
Adjusted revenue                             9,532       11,493       13,594
Statutory revenue                            9,441       11,296       13,594

Geographical split (adjusted)
In ZAR millions
                                          Six months ended September 30,
                                                  % change          % change
                                                   2003/02           2004/03
South Africa                                          19.3              17.1
Tanzania                                               5.6               9.5
DRC(1)                                               116.1              47.8
Mozambique                                               -                 -
Lesotho                                               19.6              18.2
Adjusted revenue                                      20.6              18.3
Statutory revenue                                     19.6              20.3

Note:
1. During the six months ended September 30, 2002 and 2003, 51% of Vodacom Congo was proportionally consolidated in the Group financial statements. Effective April 1, 2004 Vodacom Congo is being fully consolidated as a subsidiary after certain clauses granting the outside shareholders participating rights have been removed from the shareholders' agreement. The figures above have been adjusted to reflect 100% of Vodacom Congo's revenue for the prior periods for comparison purposes. However, the financial statements have not been adjusted since Vodacom

Congo did not meet the requirements of a subsidiary in the prior periods.

Adjusted revenue increased by 18.3% to R13.6 billion (September 30, 2003: 20.6% to R11.5 billion) in the six months ended September 30, 2004 compared to the six months ended September 30, 2003, of which Vodacom's other African operations contributed 8.6% (September 30, 2003: 7.7%). The increase in revenues was primarily driven by strong customer growth in all of Vodacom's operations. However, the contribution of Vodacom's other African operations was negatively impacted by the strong South African Rand.

South Africa
Revenue from Vodacom's South African operations increased by 17.1% to R12.4 billion (September 30, 2003: 19.3% to R10.6 billion) in the six months ended September 30, 2004 compared to the six months ended September 30, 2003. South Africa was again the biggest contributor to the growth in consolidated revenues, contributing R1,815 million, or 86.4% of the R2,101 million growth in adjusted revenue compared to the six months ended September 30, 2003. Revenue growth was fuelled by the rapid growth in customers in South Africa of 33.1% (September 30, 2003: 19.5%) compared to the six months ended September 30, 2003. The number of contract customers increased by 32.0% to 1.7 million and the number of prepaid customers increased by 33.5% to 9.7 million as at September 30, 2004. Revenue growth from contract customers was inhibited by a reduction in the average monthly minutes of use per customer, offset to some extent by standard tariff increases and increased value-added services usage. Revenue growth from prepaid customers was inhibited by reduced average monthly minutes of use per customer brought about by connecting increasingly more marginal customers as the South African market grows. These factors caused the South African ARPU to decrease by 7.8% to R165 per month (September 30, 2003: R179).

Other African countries
Vodacom's adjusted revenue from its other African operations increased 32.2% to R1,174 million (September 30, 2003: 38.8% to R888 million) in the six months ended September 30, 2004 compared to the six months ended September 30, 2003. The increase in revenue was driven by very strong customer growth, and was partially offset by lower Rand-based revenues in Vodacom Congo due to the weakness of the US Dollar against the Rand. The relatively low growth in revenue of 9.5% in Vodacom Tanzania compared to the growth in customers of 76.0% was primarily as a result lower tariffs, which were necessitated by a highly competitive environment and aggressive price cuts by competitors coupled with a stronger South African Rand. This resulted in a decrease in Vodacom Tanzania's ARPU of 33.1% to R91 (September 30, 2003: R136) in the six months ended September 30, 2004 compared to the six months ended September 30, 2003.


EBITDA
Geographical split (adjusted)
In ZAR millions
                                                Six months ended September 30,
                                                  2002         2003         2004
                                           (unaudited)  (unaudited)  (unaudited)
South Africa                                     2,949        3,540        3,943
Tanzania                                           130          122          152
DRC(1)                                           (109)           64          110
Mozambique                                           -            -         (69)
Lesotho                                             14           12           21
Holding companies                                 (10)          (9)           35
Adjusted EBITDA                                  2,974        3,729        4,192
Statutory EBITDA                                 3,027        3,698        4,192
Adjusted EBITDA margin (%)                        31.2         32.4         30.8
EBITDA margin (%)                                 32.1         32.7         30.8

Geographical split (adjusted)
In ZAR millions
                                             Six months ended September 30,
                                                    % change            % change
                                                     2003/02             2004/03
South Africa                                            20.0                11.4
Tanzania                                               (6.2)                24.6
DRC(1)                                                 158.7                71.9
Mozambique                                                 -                   -
Lesotho                                               (14.3)                75.0
Holding companies                                       10.0                   -
Adjusted EBITDA                                         25.4                12.4
Statutory EBITDA                                        22.2                13.4
Adjusted EBITDA margin (%)
EBITDA margin (%)

Note:
1. During the six months ended September 30, 2002 and 2003, 51% of Vodacom Congo was proportionally consolidated in the Group financial statements. Effective April 1, 2004 Vodacom Congo is being fully consolidated as a subsidiary after certain clauses granting the outside shareholders participating rights have been removed from the shareholders' agreement. The figures above have been adjusted to reflect 100% of Vodacom Congo's EBITDA for the prior periods for comparison purposes. However, the financial statements have not been adjusted since Vodacom Congo did not meet the requirements of a subsidiary in the prior periods.

Group adjusted EBITDA increased by 12.4% to R4,192 million in the six months ended September 30, 2004 (September 30, 2003: R3,729 million) compared to the six months ended September 30, 2003, of which Vodacom's other African operations contributed 5.9% (September 30, 2003: 5.1%). Vodacom's adjusted EBITDA margin decreased to 30.8% in the six months ended September 30, 2004 (September 30, 2003: 32.4%). The lower EBITDA margin achieved was mainly due to the high volume of gross contract connections, fixed-mobile substitution and margin pressure in Tanzania but also due to the start-up losses incurred in Vodacom Mozambique. EBITDA margin decreased to 31.7% in South Africa (September 30, 2003: 33.4%), increased to 32.2% in Vodacom Tanzania (September 30, 2003: 28.3%) and increased to 32.3% in Vodacom Lesotho (September 30, 2003: 21.8%). Vodacom Congo reported EBITDA of R110 million (September 30, 2003: R64 million adjusted EBITDA) and an 18.5% EBITDA margin (September 30, 2003: 15.9%). Excluding the impact of low margin cellular phone and equipment sales and profits thereon, Vodacom Group's EBITDA margin in the six months was 34.4%, down from 36.6% adjusted EBITDA margin in the six months ended September 30, 2003.

PROFIT FROM OPERATIONS
Geographical split (adjusted)
In ZAR millions
                                                 Six months ended September 30,
                                                  2002         2003         2004
                                           (unaudited)  (unaudited)  (unaudited)
South Africa                                     1,965        2,502        2,758
Tanzania                                            60           54           72
DRC(1)                                           (165)         (12)            7
Mozambique                                           -            -        (341)
Lesotho                                              1            -            9
Holding companies                                (104)         (99)           33
Adjusted profit from                             1,757        2,445        2,538
operations
Statutory profit from                            1,838        2,451        2,538
operations
Adjusted operating                                18.4         21.3         18.7
profit margin (%)
Operating profit                                  19.5         21.7         18.7
margin (%)

Geographical split (adjusted)
In ZAR millions
                                              Six months ended September 30,
                                                      % change          % change
                                                       2003/02           2004/03
South Africa                                              27.3              10.2
Tanzania                                                (10.0)              33.3
DRC(1)                                                    92.7                 -
Mozambique                                                   -                 -
Lesotho                                                      -                 -
Holding companies                                          4.8                 -
Adjusted profit from                                      39.2               3.8
operations
Statutory profit from                                     33.4               3.5
operations
Adjusted operating
profit margin (%)
Operating profit
margin (%)


Vodacom's adjusted profit from operations increased by 3.8% to R2,538 million in the six months ended September 30, 2004 (September 30, 2003: R2,445 million) compared to the six months ended September 30, 2003. Vodacom's operating profit margin decreased to 18.7% in the six months ended September 30, 2004, down from an adjusted 21.3% in the six months ended September 30, 2003. The reduction in operating profit margin is the result of start-up losses in Vodacom Mozambique of R104 million compounded by a R237 million impairment charge to its assets and margin pressure in Vodacom South Africa.

Excluding Vodacom Mozambique's revenues and losses yields an operating profit margin of 21.2%, which is in line with margins of prior periods. Operating expenses in South Africa grew by 19.2% versus revenue growth of 17.1%, thereby diluting South African margins to 22.2% (September 30, 2003: 23.6%) compared to the six months ended September 30, 2003. Operating profit margins in all other operations increased. Vodacom Tanzania's operating profit margin increased to 15.3% in the six months ended September 30, 2004, up from 12.5% in the prior period despite margin pressure resulting from lower tariffs. Both Vodacom Congo and Vodacom Lesotho turned operating profit positive in the six months ended September 30, 2004.

Vodacom's results have historically been seasonal, with the second six months of Vodacom's financial year delivering stronger results and margins primarily because of the higher call activity during the summer months.

CAPITAL EXPENDITURE
Geographical split (adjusted)
In ZAR millions
                                                Six months ended September 30,
                                                 2002          2003         2004
                                          (unaudited)   (unaudited)  (unaudited)
South Africa                                    1,119           830        1,109
Tanzania                                          160           145           83
DRC(1)                                            790           286          187
Mozambique                                          -             -           27
Lesotho                                            35             4            2
Holding companies                                   1             4            5
Adjusted capex                                  2,105         1,269        1,413
Statutory capex                                 1,718         1,129        1,413
Adjusted capex as a                              22.1          11.0         10.4
percentage of
adjusted revenue
Capex as a percentage                            18.2          10.0         10.4
of revenue

Geographical split (adjusted)
In ZAR millions
                                              Six months ended September 30,
                                                     % change           % change
                                                      2003/02            2004/03
South Africa                                           (25.8)               33.6
Tanzania                                                (9.4)             (42.8)
DRC(1)                                                 (63.8)             (34.6)
Mozambique                                                  -                  -
Lesotho                                                (88.6)             (50.0)
Holding companies                                       300.0               25.0
Adjusted capex                                         (39.7)               11.3
Statutory capex                                        (34.3)               25.2
Adjusted capex as a
percentage of
adjusted revenue
Capex as a percentage
of revenue


Note:
1. During the six months ended September 30, 2002 and 2003, 51% of Vodacom Congo was proportionally consolidated in the Group financial statements. Effective April 1, 2004 Vodacom Congo is being fully consolidated as a subsidiary after certain clauses granting the outside shareholders participating rights have been removed from the shareholders' agreement. The figures above have been adjusted to reflect 100% of Vodacom Congo's capital expenditure for the prior periods for comparison purposes. However, the financial statements have not been adjusted since Vodacom Congo did not meet the requirements of a subsidiary in the prior periods.

Vodacom's adjusted capital expenditure increased by 11.3% to R1,413 million in the six months ended September 30, 2004 (September 30, 2003: R1,269 million) compared to the six months ended September 30, 2003. Vodacom's capital expenditure was 10.4% of revenue in the six months ended September 30, 2004, down from an adjusted 11.0% in the prior period. The stronger Rand and weak US Dollar again aided the Group because most capital expenditure is foreign currency denominated. In terms of IAS 39 - Financial Instruments: Recognition and Measurement, all capital expenditure in South Africa is recorded at the exchange rate ruling at the date of acceptance of the equipment. Capital expenditure of Vodacom's other African operations is translated at the average exchange rate of the Rand against the operation's reporting currency for the period, while closing capital expenditure is translated at the closing exchange rate of the Rand against the reporting currency.

EFFECTIVE TAX RATE
Vodacom's effective tax rate increased to 43.4% in the six months ended September 30, 2004 (September 30, 2003: 35.9%) primarily because of significant amounts of Secondary Tax on Companies ("STC") payable on dividends paid to Vodacom's shareholders. STC payable increased Vodacom's effective tax rate by 7.9% (September 30, 2003: 3.6%) relative to the statutory South African tax rate of 30%. Vodacom's higher effective tax rate was further due to the impairment of Vodacom Mozambique's assets, for which no deferred taxation asset was recognised and to a lesser extent due to differences in effective tax rates in Vodacom's other African operations.

SHAREHOLDER DISTRIBUTIONS
Dividends declared in the six months ended September 30, 2004 totalled R1,600 million and was paid to shareholders on October 1, 2004.

OUTLOOK

The Vodacom Group has performed well in a competitive African market. The performance of the South African market continues to be strong and management believes that Vodacom's alliance with Vodafone gives it a competitive advantage. The strong cash generation from Vodacom's South African operations ensured that the consolidated balance sheet remains as strong as ever, even after paying out substantial amounts to its shareholders and funding the investments in Mozambique and the DRC. Vodacom continues to be confident of success in all of their operations despite a challenging environment. In South Africa, Vodacom intends to position itself strategically to minimise any negative impact from the pending deregulation of the South African market and to seize any opportunities that may emerge.



WYN Luhabe                                     ADC Knott-Craig
Non-executive Chairman                         Chief Executive Officer


SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements contained herein, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of the Telkom Group, that are not statements of historical fact constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified under the caption "Risk Factors" contained in item 3 of Telkom's most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission (SEC) and our other filings with the SEC, available on Telkom's website at www.telkom.co.za/ir, including, but not limited to, increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment; Telkom's ability to reduce expenditure, customer non-payments, theft and bad debt; the outcome of arbitration or litigation proceedings with

Telcordia Technologies Incorporated and others; general economic, political, social and legal conditions in South Africa and in other countries where Vodacom invests; fluctuations in the value of the Rand and inflation rates; our ability to retain key personnel; and other matters not yet known to us or not currently considered material by us. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements, attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date hereof either to conform them to actual results or to changes in our expectations.

Segment commentary
Vodacom South Africa operational overview
Key operational indicators
                                                 Six months ended September 30,
                                                  2002         2003         2004
                                           (unaudited)  (unaudited)  (unaudited)
Customers (`000)(1)                              7,130        8,522       11,346
  Contract                                       1,139        1,251        1,651
  Prepaid                                        5,961        7,242        9,671
  Community services                                30           29           24
telephones
Gross connections                                1,625        2,248        2,681
(`000)
  Contract                                         110          110          302
  Prepaid                                        1,513        2,135        2,378
  Community services                                 2            3            1
3-month inactive                                  15.1         15.3         19.7
customers (%)
  Contract (%)                                     4.9          5.6          5.8
  Prepaid (%)                                     17.0         17.1         22.1
Churn (%)                                         30.7         39.1         20.0
  Contract (%)                                    13.2         10.8          8.6
  Prepaid (%)                                     34.3         44.1         21.9
Mobile market share                                 59           55           56
(%)(3)
Mobile market                                     26.6         34.9         43.1
penetration (%) (at
period end)
Total traffic                                    5,007        5,774        6,954
(millions of
minutes)
  Outgoing                                       2,994        3,601        4,545
  Incoming                                       2,013        2,173        2,409
(interconnection)
ARPU (Rand)(2)                                     181          179          165
  Contract                                         612          663          637
  Prepaid                                           88           87           79
  Community services                             1,766        1,912        2,381
Average monthly                                    102           95           85
minutes of use (MOU)
per customer
(outside the bundle)
  Contract                                         269          268          234
  Prepaid                                           53           54           51
  Community services                             3,215        2,699        3,316
Cumulative network                               1,980        1,876        1,692
capital expenditure
per customer (Rand,
at period end)
Number of employees                              3,845        3,844        3,988
(incl temps and
contractors, at
period end)
Customers per                                    1,854        2,217        2,845
employee

Key operational indicators
                                              Six months ended September 30,
                                                      % change          % change
                                                       2003/02           2004/03
Customers (`000)(1)                                       19.5              33.1
  Contract                                                 9.8              32.0
  Prepaid                                                 21.4              33.5
  Community services                                     (3.3)            (17.2)
telephones
Gross connections (`000)                                  38.3              19.3
  Contract                                                   -             174.5
  Prepaid                                                 41.1              11.4
  Community services                                      50.0            (66.7)
3-month inactive                                      0.2  pts          4.4  pts
customers (%)
  Contract (%)                                        0.7  pts          0.2  pts
  Prepaid (%)                                          0.1 pts          5.0  pts
Churn (%)                                             8.4  pts        (19.1 pts)
  Contract (%)                                      (2.4  pts)         (2.2 pts)
  Prepaid (%)                                         9.8  pts        (22.2 pts)
Mobile market share                                 (4.0  pts)          1.0  pts
(%)(3)
Mobile market                                         8.3  pts          8.2  pts
penetration (%) (at
period end)
Total traffic                                             15.3              20.4
(millions of
minutes)
  Outgoing                                                20.3              26.2
  Incoming                                                 7.9              10.9
(interconnection)
ARPU (Rand)(2)                                           (1.1)             (7.8)
  Contract                                                 8.3             (3.9)
  Prepaid                                                (1.1)             (9.2)
  Community services                                       8.3              24.5
Average monthly                                          (6.8)            (10.5)
minutes of use (MOU)
per customer (outside the
bundle)
  Contract                                               (0.4)            (12.7)
  Prepaid                                                  1.9             (5.6)
  Community services                                    (16.0)              22.9
Cumulative network                                       (5.3)             (9.8)
capital expenditure
per customer (Rand,
at period end)
Number of employees                                          -               3.7
(incl temps and
contractors, at
period end)
Customers per                                             19.6              28.3
employee


VODACOM TANZANIA
Key indicators
                                                 Six months ended September 30,
                                                  2002         2003         2004
                                           (unaudited)  (unaudited)  (unaudited)
Customers (`000)(1)                                306          541          952
  Contract                                           8            5            5
  Prepaid                                          298          533          944
  Public phones                                    0.3            3            3
ARPU (Rand)(2)                                     240          136           91
Gross connections                                  n/a          172          326
('000)
Churn (%)                                          n/a         30.9         26.1
Cumulative capex                                 1,213        1,078        1,293
(Rand millions)
Number of                                          208          270          342
employees (incl
temps and
contractors, at
period end)
Customers per                                    1,471        2,005        2,785
employee
Mobile market                                       60           56           58
share (%)(3)

Key indicators
                                              Six months ended September 30,
                                                    % change            % change
                                                     2003/02             2004/03
Customers (`000)(1)                                     76.9                76.0
  Contract                                            (34.6)                   -
  Prepaid                                               79.0                77.1
  Public phones                                        800.6                   -
ARPU (Rand)(2)                                        (43.3)              (33.1)
Gross connections                                        n/a                89.5
('000)
Churn (%)                                                n/a           (4.8 pts)
Cumulative capex                                      (11.1)                19.9
(Rand millions)
Number of                                               29.8                26.7
employees (incl
temps and
contractors, at
period end)
Customers per                                           36.3                38.9
employee
Mobile market                                      (4.0 pts)             2.0 pts
share (%)(3)



VODACOM CONGO
Key indicators (all indicators 100% of Vodacom Congo)
  Customers (`000)(1)                        142          458        903
  Contract                                     2            6         10
  Prepaid                                    138          443        885
  Public phones                                3            9          8
ARPU (Rand)(2)                              229          182        111
Gross connections ('000)                     n/a          240        305
Churn (%)                                    n/a         18.2       18.4
Cumulative capex (Rand                       960        1,114      1,644
millions)
Number of employees (incl temps              119          305        426
and contractors, at period end)
Customers per employee                     1,197        1,500      2,119
Mobile market share (%)(3)                    24           45         48

Key indicators (all indicators 100% of Vodacom Congo)
  Customers (`000)(1)                              222.5            97.2
  Contract                                         200.0            66.7
  Prepaid                                          221.0            99.8
  Public phones                                    200.0          (11.1)
ARPU (Rand)(2)                                    (20.5)          (39.0)
Gross connections ('000)                             n/a            27.1
Churn (%)                                            n/a         0.2 pts
Cumulative capex (Rand                              16.0            47.6
millions)
Number of employees (incl temps                    156.3            39.7
and contractors, at period end)
Customers per employee                              25.3            41.3
Mobile market share (%)(3)                      21.0 pts         3.0 pts


Notes:
1. Customer totals are based on the total number of customers registered on Vodacom's network, which have not been disconnected, including inactive customers, as of end of the period indicated.
2. ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes revenue from equipment sales, other sales and services and revenue from national and international users roaming on Vodacom's networks.
3. Penetration and market share is calculated based on Vodacom estimates.

VODACOM LESOTHO
Key indicators
                                                Six months ended September 30,
                                                 2002          2003         2004
                                          (unaudited)   (unaudited)  (unaudited)
Customers (`000)(1)                                92            71          122
  Contract                                          6             3            4
  Prepaid                                          86            67          117
  Public phones                                   0.3           0.6            1
ARPU (Rand)(2)                                     87           119           91
Gross connections ('000)                          n/a            20           32
Churn (%)                                         n/a          73.3         14.0
Cumulative capex (Rand                            158           198          203
millions)
Number of employees                                70            70           62
(incl temps and
contractors, at period
end)
Customers per employee                          1,313         1,007        1,971
Mobile market share (%)(3)                        100            78           80

Key indicators
                                                  Six months ended September 30,
                                                    % change            % change
                                                     2003/02             2004/03
Customers (`000)(1)                                   (23.3)                71.8
  Contract                                            (46.2)                33.3
  Prepaid                                             (22.2)                74.6
  Public phones                                        139.5                66.7
ARPU (Rand)(2)                                          36.8              (23.5)
Gross connections ('000)                                 n/a                60.0
Churn (%)                                                n/a          (59.3 pts)
Cumulative capex (Rand millions)                        25.3                 2.5
Number of employees (incl temps and                        -              (11.4)
contractors, at period end)
Customers per employee                                (23.3)                95.7
Mobile market share (%)(3)                        (22.0 pts)             2.6 pts

Vodacom mozambique
Key indicators
                                                  Six months ended September 30,
                                                                            2004
                                                                     (unaudited)
Customers (`000)(1)                                                          164
  Contract                                                                     3
  Prepaid                                                                    161
  Public phones                                                                -
ARPU (Rand)(2)                                                                63
Gross connections ('000)                                                     108
Churn (%)                                                                    2.7
Cumulative capex (Rand millions)                                             557
Number of employees (incl temps and                                           85
contractors, at period end)
Customers per employee                                                     1,934
Mobile market share (%)(3)                                                    24


Notes:
1. Customer totals are based on the total number of customers registered on Vodacom's network, which have not been disconnected, including inactive customers, as of end of the period indicated.
2. ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes revenue from equipment sales, other sales and services and revenue from national and international users roaming on Vodacom's networks.
     3.   Penetration and market share is calculated based on Vodacom estimates.

CONDENSED CONSOLIDATED INCOME STATEMENTS
                                                  For the six months
                                                  ended September 30,
                                                     2003              2004
                                                       Rm                Rm
                                              (unaudited)       (unaudited)
Revenue                                          11,295.6          13,593.8
Other operating income                               71.1              33.2
Direct network operating cost                   (6,391.5)         (7,871.5)
Depreciation                                    (1,148.0)         (1,293.8)
Staff expenses                                    (632.5)           (760.3)
Marketing and advertising expenses                (344.8)           (393.1)
General administration expenses                   (300.1)           (409.8)
Amortisation of intangible assets                  (98.9)           (124.0)
Impairment of assets                                    -           (236.8)
Profit from operations                            2,450.9           2,537.7
Interest, dividends and other                       354.5             291.8
financial income
Finance costs                                     (652.8)           (274.7)
Profit before taxation                            2,152.6           2,554,8
Taxation                                          (772.1)         (1,108.5)
Profit after taxation                             1,380.5           1,446.3
Minority interest                                   (7.0)            (18.2)
Net profit                                        1,373.5           1,428.1

CONDENSED CONSOLIDATED BALANCE SHEETS
                                                  As at                  As at
                                              March 31,          September 30,
                                                   2004                   2004
                                                     Rm                     Rm
                                              (audited)            (unaudited)
ASSETS
Non-current assets                             14,201.4               14,979.9
  Property, plant and equipment                10,858.6               11,569.1
  Investment properties                            63.8                   51.8
  Intangible assets                             1,034.1                1,060.3
  Investments                                     222.4                  130.2
  Deferred taxation                             1,262.2                1,339.2
  Deferred activation cost                        760.3                  829.3
Current assets                                  6,966.2                7,402.9
  Inventory                                       288.5                  371.0
  Accounts receivable                           3,989.2                4,382.0
  Short-term investments                          316.5                   82.4
  Foreign currency derivatives                      1.9                    0.2
  Bank and cash balances                        2,370.1                2,567.3
Total assets                                   21,167.6               22,382.8
EQUITY AND LIABILITIES
Capital and reserves                            7,603.1                7,324.2
  Ordinary share capital                              -                      -
  Non-distributable reserves                    (299.2)                (169.7)
  Retained earnings                             7,902.3                7,493.9
Minority interest                                  93.0                  126.6
Non-current liabilities                         3,575.7                4,204.1
  Interest-bearing debt                         1,216.6                1,708.5
  Deferred taxation                             1,420.4                1,539.6
  Deferred activation revenue                     760.3                  829.3
  Provisions                                      178.4                  126.7
Current liabilities                             9,895.8               10,727.9
  Accounts payable                              5,389.0                5,436.2
  Taxation payable                                852.0                  439.4
  Non-interest-bearing debt                         4.3                    4.3
  Short-term interest-bearing debt                839.9                  973.9
  Provisions                                      473.7                  435.6
  Dividends payable                             1,500.0                1,600.0
  Foreign currency derivatives                     64.5                   25.7
  Bank overdrafts                                 772.4                1,812.8
Total equity and liabilities                   21,167.6               22,382.8

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
                                                            Non-
                             Share       Retained      distribut
                                                            able
                           capital       earnings        reserves          Total
                                Rm             Rm              Rm             Rm
Balance at March                 -        6,969.7         (132.3)        6,837.4
31, 2003 - audited
  Net profit for                 -        1,373.5               -        1,373.5
the period
  Dividends                      -        (600.0)               -        (600.0)
declared
  Contingency                    -            0.6           (0.6)              -
reserve
  Net gains and
losses not
recognised in the
income statement
    Foreign                      -              -          (65.3)         (65.3)
currency
translation
reserve
  Foreign
currency
translation
reserve
- deferred                       -              -             5.6            5.6
taxation
Balance at                       -        7,743.8         (192.6)        7,551.2
September 30, 2003
- unaudited
Balance at March                 -        7,902.3         (299.2)        7,603.1
31, 2004 - audited
  Acquired                       -        (234.7)           112.9        (121.8)
reserves from the
minorities of
Vodacom Congo
(RDC) s.p.r.l.
  Net profit for                 -        1,428.1               -        1,428.1
the period
  Dividends                      -      (1,600.0)               -      (1,600.0)
declared
  Contingency                    -          (1.8)             1.8              -
reserve
  Net gains and
losses not
recognised in the
income statement

    Foreign                      -              -            15.6           15.6
currency
translation
reserve
    Foreign
currency
translation
reserve
- deferred                       -              -           (0.8)          (0.8)
taxation
Balance at                       -        7,493.9         (169.7)        7,324.2
September 30, 2004
- unaudited

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
                                                     For the six months ended
                                                                September 30,
                                                       2003              2004
                                                         Rm                Rm
                                                (unaudited)       (unaudited)
CASH FLOW FROM OPERATING
ACTIVITIES
  Cash receipts from customers                     10,789.2          13,398.7
  Cash paid to suppliers and                      (7,798.2)         (9,549.3)
employees
Cash generated from operations                      2,991.0           3,849.4
  Finance costs paid                                (353.3)           (160.6)
  Interest, dividends and other                       181.1             186.8
financial income received
  Taxation paid                                     (787.0)         (1,408.2)
  Dividends paid - shareholders                   (1,200.0)         (1,500.0)
  Dividends paid - minority                               -             (1.4)
shareholders
Net cash flows from operating                         831.8             966.0
activities
CASH FLOW FROM INVESTING
ACTIVITIES
  Additions to property, plant and                (1,000.5)         (1,541.5)
equipment
  Proceeds on disposal of                                                 0.2
property, plant and equipment
-
  Acquisition of intangible asset                   (114.1)                 -
  Acquisition of subsidiaries                             -           (249.7)
  Acquired cash from the                                  -              12.9
minorities of Vodacom Congo (RDC)
s.p.r.l.
  Short-term investments                            (140.0)             137.0
Net cash flows utilised in                        (1,254.4)         (1,641.3)
investing activities

CASH FLOW FROM FINANCING
ACTIVITIES
  Shareholder loans repaid                          (920.0)                 -
  Interest-bearing debt incurred                      176.8           1,164.9
  Interest-bearing debt repaid                       (31.0)         (1,286.6)
Net cash flows from financing                       (774.2)           (121.7)
activities
Net decrease in cash and cash                     (1,196.8)           (797.0)
equivalents
  Cash and cash equivalents at the                    647.5           1,597.7
beginning of the period
  Effect of foreign exchange rate                    (15.7)            (46.2)
changes
CASH AND CASH EQUIVALENTS AT THE                    (565.0)             754.5
END OF THE PERIOD